Exhibit 10.4

Management Group Pay for Performance Plan Program

The Management Group Pay for Performance Program  (the “PFP Program”) is a short-term incentive compensation program that is intended to link a portion of senior officer compensation to the achievement of financial targets that are established annually by the Personnel Committee of the Board of Directors.

Payouts under the PFP Program are determined as a percentage of base salary and can vary from 0% to a maximum of 20% of base salary.  There are eight financial targets in six distinct categories, each with a payout range expressed as a percentage of base salary. The target categories are: (1) return on average equity and return on average assets, (2) tax equivialized net interest income, (3) tax equivalized operating income, (4) efficiency ratio (i.e., noninterest expense as a percentage of operating income), (5) net loan charge-offs as a percentage of average loans and non-performing assets as a percentage of total assets, and (6) net income.  The targets identified in clause (5) are measured against national peer group loan quality data published annually by the Federal Deposit Insurance Corporation for banks with total assets between $300 million and $1.0 billion.  In addition to the financial targets, the PFP Program incorporates a factor which reflects the executive’s annual performance evaluation rating.

The financial targets for the then current year are determined annually by the Personnel Committee at its February meeting and communicated to all Management Group PFP Program participants.  In order to earn a payout in any category, the established target must be met or exceeded.  Payout amounts are determined and paid in April of the following year after the completion of the annual officer performance evaluations and the release of peer group loan quality data by the Federal Deposit Insurance Corporation.